[GRAPHIC OMITTED]

 CONCHA Y TORO
                                                           For Immediate Release



                           VINA CONCHA Y TORO REPORTS
                      FOURTH QUARTER AND YEAR 2006 RESULTS

     Santiago, Chile, February 27, 2007 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2006. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2006. US dollar figures (US$), except export figures, are based on the exchange rate as of December 31, 2006 (US$1.00=Ch$532.39).

                               Highlights 4Q 2006

o    Total sales (in Chilean pesos) increased 14.1%.
o    Export sales increased 26.9% in US dollar terms.
o    Bottled export shipments rose by 11.1% to 3,064,000 cases.
o    Domestic sales decreased 6.7%.
o Operating income improved by 66.1%, operating margin increased to 11.2% from 7.7%.
o    Net income increased 0.6% to Ch$4,138 million (US$7.8 million).
o Ebitda increased 38.7% to Ch$9,805 million (US$18.4 million). Ebitda margin was 16.4%.
o    Earnings per ADR decreased 1.1% to US$ 0.216.

                                 Highlights 2006

o    Total sales (in Chilean pesos) increased 5.0%.
o    Export sales increased 16.8% in US dollar terms.
o    Bottled export shipments rose by 9.9% to 11,590,000 cases.
o    Domestic sales decreased 5.6%.
o Operating income declined 4,4%, operating margin fell to 11.3% in 2006 from 12.4% in 2005.
o    Net income decreased 16.9% to Ch$16,161 million (US$30.4 million).
o Ebitda decreased 2.8% to Ch$35,493 million (US$66.7 million). Ebitda margin was 16.4%.
o    Earnings per ADR down by 18.3% to US$ 0.84.


                          CONTACTS IN SANTIAGO, CHILE

           OSVALDO SOLAR                       BLANCA BUSTAMANTE
      Chief Financial Officer             Head of Investor Relations

                            Vina Concha y Toro S.A.
                              Tel: (56-2) 476-5026
                          e-mail; vcoir@conchaytoro.cl

                              www.conchaytoro.com
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CONCHA Y TORO
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                               Comments of the CEO


The results of Vina Concha y Toro for the fourth quarter are positive, the Company evidenced an increase in sales, a strong expansion in the operating result and an increase in the operating margin. I would especially mention the strong performance of our export business driven by larger sales across all regions and the consolidation of our wines in their positioning as high-quality wines - notably Don Melchor.

Our exports continue their strong momentum, as shown by their increase in value (US$) of 26.9% in the quarter and 16.8% increase in the year. Growth has been driven by a healthy increase in volumes (11.1% in the quarter and 9.9% in 2006) and the rise in the average price, mainly as a result of a better sales mix led by the premium category. Casillero del Diablo sales broke a new record: 2 million cases worldwide, growing 17% over 2005.

Sales on the Chilean domestic market decreased by 5.8% in value during the year, reflecting fierce competition in the mass-volume wine segment. A 4.3% increase in volumes was offset by a decline in the average price. Volume trends show a recovery in the third and fourth quarters of year. The Company's performance has been superior to that of its main competition, resulting in increased market share.

In 2006, the foreign subsidiaries of Concha y Toro also contributed to the expansion in sales. The exports of Vina Trivento in volume grew by 14.4% in line with the industry's growth. This subsidiary has achieved a greater diversification in its markets and has consolidated itself as the second Argentine wine exporter. The subsidiary in England, Concha y Toro UK, continues to contribute to Concha y Toro's leadership position in that market.

On the heels of export sales growth and the positive impact of lower costs compared to 2005, the company saw expansion in its gross margin from 30.8% to 35.1% in the fourth quarter, while operating income increased by 66.1% and the operating margin rose to 11.2% from 7.7%. For the year, operating income decreased 4.4% and operating margin decline to 11.3% from 12.4%, mainly explained by the impact of the appreciation of the Chilean peso on dollar-denominated revenues, the increased on wine costs that affected the first half costing and larger marketing expenses.



                           Fourth Quarter 2006 Results


Total Revenues

Total revenues increased 14.1% to Ch$59,824 million (US$112 million) from Ch$52,418 million (US$98 million). Sales increased as a result of a very good quarter for exports led by strong sales in Latin America, Canada and Europe, including Concha y Toro UK.

                                                                               2
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
                                            Table 1
                                        Total Revenues
                                       (in Ch$ millions)
---------------------------------------------------------------------------------------------------

                                                         Change                            Change
                                   4Q06       4Q05         (%)       2006       2005         (%)

---------------------------------------------------------------------------------------------------
 Chile:
 Domestic sales                   12,077     12,946       -6.7%     44,292     46,926       -5.6%
 Exports to third parties         27,372     26,831        2.0%    108,624    108,756       -0.1%
 Concha y Toro UK                 13,627      6,237      118.5%     38,124     26,302       44.9%
 Other revenues                    1,997      1,836        8.8%      7,774      7,677        1.3%

 Argentina:
 Domestic                          2,167      1,825       18.7%      5,970      5,330       12.0%
 Exports                           2,585      2,742       -5.7%     11,059     10,604        4.3%

---------------------------------------------------------------------------------------------------

                  TOTAL           59,824     52,418       14.1%    215.843    205,596        5.0%

---------------------------------------------------------------------------------------------------

Domestic Sales, Chile
Total domestic sales (including coolers) decreased 6.7% to Ch$ 12,077 million (US$22.7 million) in 4Q06 from Ch$12,946 million (US$24.3 million) in 4Q05 following an 11.7% increase in volume and a 16.5% decrease in the average price. There were no sales of bulk wine during the quarter.

The growth in volume was driven by an 11.4% increase in the popular category and a 12.6% rise in the premium segment. The 16.5% fall in the price reflects the price cuts made during year 2006, in line with a lower cost for the 2006 harvest.

The Company's performance has been superior to that of the industry, and according to AC Nielsen's figures, Concha y Toro increased its market share in 2006 to 28.6%, from 27.1% a year ago.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, rose 8.8%, to Ch$1,997 million (Ch$3.8 million) mainly due to larger sales of liquors and other products.

Export Revenues
Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 24% to Ch$40,999 million in 4Q06 from Ch$33,069 million in 4Q05. Stated in Chilean pesos, the sales figure includes the impact of a 2% appreciation of the peso year-on-year (a fall in the exchange rate from Ch$
537.86 in 4Q05 to Ch$ 527.5 in 4Q06).

Sales of Concha y Toro UK increased 118.5% to Ch$13,627 million; growth was led by a 152% increase in volumes sold. Since May 2006, Concha y Toro UK took on the distribution of the Cono Sur portfolio in the UK; this contributed to the growth in sales reported by the subsidiary.

                                                                               3
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o        Exports of Bottled Wine in US$:
         -------------------------------

The following figures, representing exports in dollar and volume terms, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 26.9% to US$70.2 million from US$55.3 million. Volumes shipped increased 11.1% while the average price rose 14.3%.


                                     Graph 1
                          Export Value (US$) by Region
                               Fourth Quarter 2006


               Central America 10.9%         U.S. 16.3%
               South America 11.0%           Canada 6.4%
               Asia 5.6%                     Europe 49.0%
               Other 0.8%


All regions evidenced strong growth during the quarter. Export sales increased in Europe (+22.7%), Canada (+37.4%), Central America/Caribbean (+45.4%), South America (+66.1), Asia (+7.3%), and the US (+13.1).

o        Exports of Bottled Wine in Volume:
         ----------------------------------

Export volumes increased 11.1% to 3,064,000 cases. For the quarter, the strongest growth, 40%, was achieved in Central America/Caribbean led by strong results in Mexico and Costa Rica. South America increased 28.4%, following larger shipments to Peru and Venezuela. Shipments to Europe increased 6.3% driven by Continental Europe. Canada grew 25.4%. In the US market volume remained flat.

Figures by segment reveal a 28.9% growth in the premium category and a 45.8% increase in varietal wines. On the other hand, bi-varietals grew 2.0% and popular wines decreased 10.2% in the quarter.


o Prices: The average price per case increased 14.3% to US$23.0 from US$20.1 in 4Q05, revealing the effects of a better mix (resulting from a higher growth in premium and varietal wines), an increase in the price, mainly in the bi-varietal and popular categories, and also due to exchange fluctuations affecting the price in US dollar terms.


Argentine Operations
Total revenues from the Argentine operation increased 4% to Ch$4,752 million as a result of an 18.7% increase in domestic sales partially offset by a 5.7% decrease in export revenues.

                                                                               4
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Following strong volumes in the first 9-months of the year, Trivento's exports in the fourth quarter decreased 6.3% by volume, although by value exports in US dollar terms increased 5.1%. Shipments reached 320,000 cases for the quarter.

Sales in the domestic Argentine market increased 18.7%, mainly explained by a 26% increase in sales volume. Domestic volumes reached 227,000 cases, showing a recovery following the fall in volume sold in 2005.

Cost of Sales
For the quarter, the total cost of sales rose 7.1% to Ch$38,813 million (US$73 million) from Ch$36,251 million (US$68 million) in 4Q05. The cost of sales as a percentage of total sales, decreased to 64.9% from 69.2%, mainly explained by a lower average wine cost due to reduced grape costs for the 2006 vintage.

The gross margin increased to 35.1% from 30.8%, mainly as a result of the lower average wine cost mentioned above.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 17.9% to Ch$14,313 million (US$26.9 million), mainly explained by export SG&A related to higher volumes, an increase in marketing expenses and larger expenses from Concha y Toro UK in line with its rate of expansion. As a percentage of sales, SG&A increased to 23.9% from 23.1% in 4Q05.

Operating Income
Operating income increased 66.1% to Ch$6,699 million (US$12.6 million) in 4Q06 compared to Ch$4,032 million (US$7.6 million) in 4Q05. The operating margin rose from 7.7% to 11.2%, on the back of export sales growth and the positive impact of lower wine costs as compared to 4Q2005.

Non-Operating Result

Non-operating result presented a loss of Ch$1,162 million (US$ 2.2 million) as compared to a gain of Ch$428 million (US$0.8 million) in 4Q2005, this is mainly explained because in 4Q2005 the Company showed in other non-operating income an extraordinary gain on the sale in advance of forward contracts.

o Interest expenses increased 8.9% and totaled Ch$1,113 million (US$2.1 million). As of December 31, 2006 total financial debt was Ch$95,714 million (US$180 million), representing a 5.5% increase over 2005.
o The price level restatement showed a charge of Ch$194 million (US$365 thousand) compared to a gain of Ch$80 million (US$151 thousand) in 4Q05.
o Exchange differences produced a charge of Ch$168 million (US$315 thousand) compared to a gain of Ch$38 million (US$71 thousand) in 4Q05.

                                                                               5
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
                                                         Table 2
                                                  Non-Operating Results
                                                    (in Ch$ millions)

-------------------------------------------------------------------------------------------------------------------------

                                                                   Change                                        Change
                                       4Q06           4Q05           (%)            2006           2005            (%)

-------------------------------------------------------------------------------------------------------------------------
 Non-operating Income
 Equity Income                           231            311         -25.6%            483            409           18.1%
 Other non-operating income              227          2,712         -91.6%            473          3,063          -84.6%
 Total non-operating income              459          3,023         -84.8%            956          3,472          -72.5%

 Non-operating expenses
 Financial Expenses                   -1,113         -1,022           8.9%         -4,294         -3,640           18.0%
 Price Level Restatement                -194             80        -342.2%           -359           -179           99.9%
 Exchange Differences                   -168             38        -544.5%            261             32          718.2%
 Other Non-operating expenses           -146         -1,690         -91.4%           -450         -2,129          -78.9%
 Total non-operating
 expenses                             -1,621         -2,595         -37.5%         -4,842         -5,917          -18.2%
-------------------------------------------------------------------------------------------------------------------------

 Total Non-Operating Result           -1,162            428        -371.4%         -3,886         -2,445           59.0%

-------------------------------------------------------------------------------------------------------------------------


Net Income and Earnings per Share (EPS)
Net income for the period rose 0.6% to Ch$4,138 million (US$7.8 million) from Ch$4,112 million (US$7.7 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$5.75 per share from Ch$5.72 in the quarter. Earnings per ADR were Ch$115 in 4Q06. In US dollar terms, earnings per ADR decreased 1.1% to US$ 0.216 in the fourth quarter of 2006 from US$0.219 for the fourth quarter of 2005.

                                                                               6
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                                  2006 Results

Total Revenues

Total revenues increased 5% to Ch$ 215,843 million (US$405 million) from Ch$205,596 million (US$386 million) in 2005. This resulted from higher sales abroad, driven by increasing shipments across all regions and larger sales from the Argentine operation, partially compensated by a decrease in domestic sales and the impact of a lower exchange rate on the company's foreign currency revenues.

Domestic Sales, Chile
Total domestic sales (including coolers and bulk) decreased 5.6% to Ch$44,292 million (US$83.2 million) in 2006 from Ch$46,926 million (US$88.1 million) in 2005. Domestic bottled wines sales (excluding bulk) for the period decreased 5.8% to Ch$44,165 million from Ch$46,905 million in 2005.

The 5.8% reduction in bottled domestic sales was the result of a 4.3% increase in volume offset by a 9.7% fall in the average price. Volume trends show a recovery in the third and fourth quarter (compensating the decrease in volume in the first quarter of the year). The lower price reflects price reductions in line with a lower cost for the 2006 harvest.

Other Revenues
Other revenues increased 1.3% to Ch$7,774 million (US$ 14.6 million), reflecting larger sales of liquors and other products compensated by a decline in bottling fees to third parties.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 8.7% to Ch$146,748 million in 2006 from Ch$135,059 million in 2005. Stated in Chilean pesos, the sales figure includes the impact of an 8% appreciation of the peso year-on-year (a fall in the exchange rate from an average Ch$ 581.5 in 2005 to Ch$535.3 in 2006).

The positive performance of exports to third parties and sales of Concha y Toro UK, both in volume and value (US$), was offset by the lower exchange rate.

o Exports of bottled wine in US$: Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 16.8% to US$ 251 million in 2006 from US$215 million in 2005, as a result of a 9.9% increase in volume and a 6.3% increase in the average price in US dollars.

                                                                               7
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                                      2006
                       Export Value (US dollars) by Region


               Central America 10.2%         U.S. 18.3%
               South America 9.7%            Canada 5.6%
               Asia 5.6%                     Europe 49.9%
               Other 0.7%


In value terms, all regional markets contributed to the Company's growth, as follows: Europe (+14.4%), Central America/Caribbean (+28%), South America (39.6%), Canada (+27.3%), Asia (+14.7%) and the US (+5.4%).

o Exports of bottled wine by volume: Export volumes increased 9.9% to 11,590,000 cases. This was achieved with diversified growth in most of the geographic areas to which the Company exports.

The largest volume gains were obtained in Central America/Caribbean and South America, increasing by 26% and 23.6% respectively. Volumes in the region were driven by Mexico, Venezuela and Brazil. Volumes to Europe increased 7.6%, led by a strong performance of Continental Europe. Volume in Asia increased 14% and in Canada 19.5%. Volumes to the US were flat.

Shipments by segment reveal a 17.5% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 17% in 2006. Varietal wine sales by volume increased 25.1%, while bi-varietal and popular wines increased 4.9% and 0.3%, respectively.

o Prices: The average price per case increased 6.3% to US$ 21.7 from US$20.4 in 2005 as a result of an improvement in the product mix following larger sales of premium and varietal wines, and also due to a price increase (approximately 3.6%) mainly in the bi-varietal category.

Argentine Operations
Total revenues from our Argentine business increased 6.9% to Ch$17,029 million following a 4.3% increase in exports and a 12% increase in domestic sales.

In 2006, Trivento's exports of bottled wine totaled US$ 23 million with shipments of 1,416,000 cases increasing 14.4% and 20% by volume and value, respectively over 2005. Growth was led by larger sales in Latin America and the Caribbean. Domestic volume sales increased 27.7% reaching 700,000 cases.

                                                                               8
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Cost of Sales

Cost of sales rose 5.5% to Ch$141,447 million (US$ 266 million) from Ch$134,132 million (US$252 million) in 2005. Cost of sales as a percentage of total sales increased to 65.5% from 65.2% mainly as a result of a higher average wine cost affecting the costing of the first half of 2006 due to higher grape costs for the 2005 vintage.

The gross margin decreased to 34.5% from 34.8%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar-denominated revenues.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 8.8% to Ch$50,072 million (US$94 million) from Ch$ 46,032 million (US$86 million). This increase reflects an increase in export-related expenses in line with larger volumes and higher expenses from the foreign subsidiaries, reflecting their expansion in volumes and the strengthening of the commercial areas. As a percentage of revenues, SG&A increased to 23.2% from 22.4% in 2005.

Operating Income

Operating income decreased 4.4% to Ch$24,323 million (US$46 million) compared to the Ch$25,432 million (US$ 48 million) in 2005. The operating margin decreased from 12.4% to 11.3%, explained by the impact of the sharp appreciation of the Chilean peso on dollar-denominated revenues, the increase on average wine costs (affecting first half costing) and the increase in SG & A as a percentage of sales.

Non-Operating Results
Non-operating result presented a loss of Ch$3,886 million (US$ 7.3 million) in 2006 as compared to a loss of Ch$2,445 million (US$ 4.6 million) in 2005, mainly explained by an increase in financial expenses and lower other non-operating income as compared to the 2005 figure, which included a gain corresponding to the sale in advance of forward contracts held by the company.

Interest expenses increased 18% from Ch$3,640 million (US$ 6.8 million) to Ch$4,294 million (US$8.1 million) due to increased financial debt.


Net Income and Earnings per Share (EPS)

Net income for the period decreased 16.9% to Ch$ 16,161 million (US$30.4 million) from Ch$ 19,439 million (US$36.5 million). Concha y Toro's EPS decreased to Ch$ 22.47 per share from Ch$ 27.03; earnings per ADR were Ch$449.4 in 2006 and Ch$540.6 in 2005. In US dollar terms, earnings per ADR decreased 18.3% to US$ 0.84 compared to US$1.03 for 2005.

                                                                               9
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                                  Balance Sheet

Assets

As of December 31, 2006, the Company's consolidated assets totaled Ch$343,276 million (US$645 million) and were Ch$ 28,846 million (US$ 54.2 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (accounts receivable) and fixed assets, involving planting new vineyards, construction and infrastructure.

Liabilities

As of December 31, 2006 net financial debt stood at Ch$95,714 million (US$180 million) representing a year-on-year increase of Ch$5,009 million (US$9.4 million). This is explained by an increase in short term debt to banks and financial institutions to finance working capital needs.

As of December 31, 2006 the financial debt to equity ratio stood at 0.53.


* * * * *

About Vina Concha y Toro
Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 6,285 hectares of vineyards planted in Chile and 903 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 2,035 employees and is headquartered in Santiago, Chile.



Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                              10
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
       Vina Concha y Toro S.A.
       Consolidated Income Statement
       (In thousands of constant Chilean pesos as of December 31, 2006)

-----------------------------------------------------------------------------------------------------------------------------------
                                 4Q2006           4Q2005          Change           2006              2005               Change
                                 Th. Ch$          Th. Ch$            %            Th. Ch$           Th. Ch$                %
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
Sales revenues                 59,824,466       52,418,155          14.1        215,842,797        205,595,709             5.0
Cost of sales                 -38,812,509      -36,251,459           7.1       -141,447,262       -134,132,298             5.5
% of sales                           64.9%            69.2%                            65.5%              65.2%
Gross Margin                   21,011,957       16,166,696          30.0         74,395,535         71,463,411             4.1
% of sales                           35.1%            30.8%                            34.5%              34.8%
Selling & Adm. Expenses       -14,312,629      -12,134,587          17.9        -50,072,271        -46,031,636             8.8
% of sales                           23.9%            23.1%                            23.2%              22.4%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                6,699,328        4,032,109          66.1         24,323,264         25,431,775            -4.4
% of sales                           11.2%             7.7%                            11.3%              12.4%
-----------------------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income             227,229        2,711,726         -91.6            472,576          3,062,806           -84.6
-Equity income                    231,406          311,149         -25.6            483,235            409,275            18.1
-Non-operating expenses          -145,604       -1,690,363         -91.4           -450,001         -2,129,157           -78.9
-Financial expenses            -1,113,363       -1,022,169           8.9         -4,294,001         -3,640,097            18.0
-Price level restatement         -194,237           80,181        -342.2           -358,750           -179,463            99.9
-Exchange differences            -167,700           37,725        -544.5            260,956             31,893           718.2
Non-operating result           -1,162,269          428,249        -371.4         -3,885,985         -2,444,743            59.0

Income before income tax          398,915        4,460,358          24.1         20,437,279         22,987,032           -11.1
Less: income tax               -1,260,230         -348,769         301.1         -4,275,096         -3,548,236            20.5
Minority interest                    -416              102        -507.8             -1,670                173         -1065.3

-----------------------------------------------------------------------------------------------------------------------------------
Net Income                      4,137,729        4,111,691           0.6         16,160,513         19,438,969           -16.9
-----------------------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)            5.75             5.72           0.6              22.47              27.03           -16.9
-Earnings per ADR (US$)             0.216            0.219          -1.1               0.84               1.03           -18.3

EBITDA                          9,804,927        7,071,464          38.7         35,493,066         36,504,715            -2.8
% sales                              16.4%            13.5%                            16.4%              17.8%

Number of shares              719,170,735      719,170,735                      719,170,735        719,170,735

Exchange rate
US$1.0=Ch$532.39

                                                                              11
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
       Vina Concha y Toro S.A.
       Consolidated Balance Sheet
       (In thousands of constant Chilean pesos and US dollars as of December 31, 2006)


---------------------------------------------------------------------------------------------------
                                       As of Dec. 31,        As of Dec. 31,        As of Dec. 31,
                                                 2006                  2005                  2006
                                              Th. Ch$               Th. Ch$               Th. US$
---------------------------------------------------------------------------------------------------
Assets
Cash and equivalents                        1,990,828             1,477,524                 3,739
Inventories                                75,368,716            74,884,620               141,567
Accounts receivable                        68,085,216            49,665,129               127,886
Other current assets                       24,008,522            23,996,243                45,096
Total current assets                      169,453,282           150,023,516               318,288

Property, plant & equipment, net          159,007,379           152,198,227               298,667
Other assets                               14,815,216            12,208,266                27,828

Total assets                              343,275,877           314,430,009               644,783

Liabilities and Shareholders'
Equity
Short term debt (1)                        33,682,759            29,165,347                63,267
Other current liabilities                  53,827,908            41,998,720               101,106
Total current liabilities                  87,510,667            71,164,067               164,373
Long term debt (1)                         62,031,214            61,539,473               116,515
Other long-term liabilities                11,566,988             7,992,359                21,727
Total long-term liabilities                73,598,202            69,531,832               138,241

Minority interest                              11,397                 9,724                    21

Shareholders' equity                      182,155,611           173,724,386               342,147

Total liabilities and                     343,275,877           314,430,009               644,783
shareholders' equity

(1) includes only financial debt
Exchange rate:US$1.0=Ch$532.39

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